Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-71992 of WPS Resources Corporation on Form S-8 of our report dated February 4, 2004, appearing in this Annual Report on Form 11-K of WPS Resources Corporation Non-Employee Director Deferred Compensation and Deferred Stock Unit Plan for the year ended December 31, 2003.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 29, 2004